(DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05004302

February 9, 2005

Donald P. McAviney
Corporate Counsel
E. I. du Pont de Nemours and Company
DuPont Legal, D-8042-2
1007 Market Street
Wilmington, DE 19898

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/9/2005

Re: E. I. du Pont de Nemours and Company
Incoming letter dated December 30, 2004

Dear Mr. McAviney:

This is in response to your letter dated December 30, 2004 concerning the shareholder proposal submitted to DuPont by the PACE International Union. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel



Enclosures

cc: James H. Dunn
International Secretary-Treasurer
PACE International Union
P.O. Box 1475
Nashville, TN 37202

11 37191



Donald P. McAviney
DuPont Legal, D-8042-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-9564
Facsimile: (302) 773-5176

December 30, 2004

VIA HAND DELIVERY

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

Re: Shareholder Proposal of the Paper, Allied-Industrial, Chemical & Energy Workers International Union

Ladies & Gentlemen:

Pursuant to Rule 14a-8 (j) of the 1934 Securities Exchange Act, as amended (the "Exchange Act"), E. I. du Pont de Nemours and Company ("DuPont" or the "Company") respectfully requests the concurrence of the Division of Corporation Finance (the "Staff") that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the shareholder proposal described below, which was submitted to the Company by the Paper, Allied-Industrial, Chemical & Energy Workers International Union (the "PACE Proposal"), is omitted from the proxy statement and form of proxy ("Proxy Materials") to be distributed by the Company in connection with its 2005 annual meeting of shareholders.

Pursuant to Rule 14a-8(j), five additional copies of this letter are enclosed together with the attachments. Also, pursuant to Rule 14a-8 (j), a copy of this letter is being mailed to the Paper, Allied-Industrial, Chemical & Energy Workers International Union ("PACE") informing the shareholder proponent that the Company intends to omit the proposal from its 2005 Proxy Materials. DuPont intends to file its definitive 2005 Proxy Materials on or about March 21, 2005. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before DuPont files its definitive proxy statement and form of proxy with the Commission.

The Proposal Substantially Duplicates a Proposal Previously Received that will be Included in the Proxy Materials.

The PACE Proposal and supporting statement is dated November 17, 2004 and was received by the Company on the same date by facsimile transmission. The Proposal urges the Board of Directors of the Company to adopt and implement a company-wide human rights policy based on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work ("the ILO Declaration"). The Company has concluded that the PACE Proposal may be excluded from its 2005 Proxy Materials pursuant to Rule 14a-8(i)(11) of the Exchange Act because it substantially duplicates another proposal previously submitted to the Company by the Office of the Comptroller of the City of New York (the "New York Comptroller Proposal"), that will be included in the Company's Proxy Materials.

The Company received the PACE Proposal, eight days after the New York Comptroller Proposal had been received. The PACE Proposal is attached hereto as Exhibit A and the New York Comptroller Proposal is attached hereto as Exhibit B. In the Company's view, the PACE Proposal is substantially the same as the New York Comptroller Proposal.

Analysis

Rule 14a-8(i)(11) permits the exclusion of a shareholder proposal if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The Staff has consistently declined to recommend enforcement action against companies that exclude proposals where the principal thrust or focus of such proposals is substantially the same, even though the proposals may differ somewhat in terms and breadth. See *ChevronTexaco Corporation* (January 27, 2004) (duplicative proposals addressing political contributions by the company, an accounting of funds contributed and the business rationale for such contributions), *Ford Motor Company* (February 19, 2004) (duplicate proposals regarding fuel mileage and reduction of greenhouse gas emissions), and *Sprint Corporation* (February 1, 2000) (proposals regarding all present and future executive officer change-of-control compensatory arrangements). The test for exclusion under Rule 14a-8(i)(11) is not whether the proposals are identical, but rather whether the core issues to be addressed by the proposals are substantially the same. See *Verizon Communications, Inc.* (January 31, 2001).

Both the PACE Proposal and the New York Comptroller Proposal seek to have the Board of Directors of the Company adopt a code of conduct or policy regarding workplace human rights based on the conventions of the International Labor Organization ("ILO").

Both proposals also assert almost identical reasons or principles for adoption, although different words are used in each supporting statement. The common message in each supporting statement is that DuPont is a global company with worldwide manufacturing operations, and as such, it is exposed to, and must manage effectively, various regulatory and operational risks. One of these risks is that a violation of human rights could undermine DuPont's corporate reputation, which would cause diminished consumer, governmental and investor goodwill. This in turn, would result in a loss of shareholder value.

Furthermore, the PACE Proposal suggests that the human rights policy be based on a number of specific ILO conventions that are virtually identical to the conventions listed in the New York Comptroller Proposal. Those listed standards are as follows:

> All workers have the right to form and join trade unions and to bargain collectively (Conventions 87 and 98);
>
> There shall be no discrimination or intimidation in employment. DuPont shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age nationality, social origin or other distinguishing characteristics (Conventions 100 and 111);
>
> Employment shall be freely chosen. There shall be no forced labor, including bonded or voluntary prison labor (Conventions 29 and 105).
>
> There shall be no use of child labor (Conventions 138 and 182).

The only slight difference between the two proposals is that the New York Comptroller Proposal requests the Company to "...commit to a program of outside, independent monitoring of compliance with these standards", and the PACE Proposal requests the Company "...to prepare a report at reasonable cost to shareholders concerning implementation of this policy." These slight differences do not render the substantially duplicative exclusion of Rule 14a-8 (i)(11) inapplicable.

Focusing on the substance of these two proposals it is readily apparent that their thrust and focus are the same. They both seek to obtain the adoption of a company-wide human rights policy. They both seek adoption of this policy based on the same standards, and in substance, they both present the same reasons for adoption -- a human rights violation could be detrimental to DuPont's corporate reputation. Both proponents contend that such a violation could lead to increased expenses and a loss of goodwill among important constituencies of the Company, and ultimately result in a loss of shareholder value.

DuPont believes that shareholders will most likely be confused if they are asked to vote on two shareholder proposals that are substantially the same in all material respects, and that the underlying policy of Rule 14a-8 (i)(11) is to prevent and eliminate confusion that must derive from including duplicative shareholders proposals in its Proxy Materials.

Conclusion

The Company believes that under Rule 14a-8(i)(11) the requirements for exclusion of the PACE Proposal have been met. For the reasons discussed above, the Company respectfully requests the Staff to concur in the Company's determination that the PACE Proposal may be excluded pursuant to Rule 14a-8(i)(11) and not recommend enforcement action to the Commission if the PACE Proposal is excluded from the Company's 2005 Proxy Materials.

If the Staff is inclined to disagree with the Company's conclusion, or if any additional information is desired in support of the Company's position, we would appreciate an opportunity to confer with you prior to the issuance of the Staff's response. If you have any questions, please contact me at (302) 774-9564, or if you are unable to reach me, my colleague Mary Bowler at (302) 774-5303.

Very truly yours,



Corporate Counsel

Cc: James H. Dunn, PACE (with enclosures)

EXHIBIT A

EXHIBIT A

PAPER, ALLIED-INDUSTRIAL, CHEMICAL & ENERGY WORKERS INTERNATIONAL UNION
AFL-CIO, CLC

P.O. Box 1475 • Nashville, Tennessee 37202

JAMES H. DUNN
Secretary/Treasurer

Telephone
Office: (615) 834-8590
Fax: (615) 781-0428
E-Mail: jhdunn@isdn.net

November 17, 2004

By UPS and facsimile (302) 774-4031

Louise B. Lancaster
Corporate Secretary
E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, DE 19898

Dear Ms. Lancaster:

On behalf of the Paper, Allied-Industrial, Chemical, and Energy Workers International Union (PACE), owner of 599 shares of E. I. du Pont De Nemours & Co. common stock, I write to give notice that pursuant to the 2004 proxy statement of E.I. du Pont de Nemours and Company (the "Company"), PACE intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). PACE requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from PACE's custodian bank documenting PACE's continuous ownership of the requisite amount of the Company stock for at least one year prior to the date of this letter is being sent under separate cover. PACE also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the annual meeting.

The Proposal is attached. I represent that PACE or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to the attention of Shawn Gilchrist. I can be reached at 615-834-8590.

Sincerely,



James H. Dunn
International Secretary-Treasurer

PACE



RESOLVED: The shareholders of E.I. du Pont de Nemours and Company ("DuPont") urge the Board of Directors to adopt and implement an enforceable company-wide human rights policy based on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work ("ILO Declaration"), including the following:

- All workers have the right to form and join trade unions and to bargain collectively (Conventions 87 and 98);
- There shall be no discrimination or intimidation in employment. DuPont shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (Conventions 100 and 111);
- Employment shall be freely chosen. There shall be no use of forced labor, including bonded or voluntary prison labor (Conventions 29 and 105);
- There shall be no use of child labor (Conventions 138 and 182);

and to prepare a report at reasonable cost to shareholders concerning implementation of this policy.

STOCKHOLDER'S STATEMENT

As a global corporation, DuPont faces many regulatory regimes and public pressures exposing it to various risks. Managing operations effectively and increasing shareholder value depend on public and governmental goodwill. DuPont would benefit from protecting its reputation of being a good corporate citizen by adopting and enforcing a company-wide human rights policy based on the ILO Declaration.

DuPont faces potentially high risk that it could be associated with workplace human rights violations because of its operations in countries where, according to the U.S. Department of State's 2003 Human Rights Reports and Amnesty International's 2004 Report, labor and human rights are not adequately protected in law and/or practice. These high-risk countries include China and Zimbabwe, locations of major DuPont sites.

An association with workplace human rights violations could expose DuPont to costly and lengthy litigation. In October 2004, for example, a jury in federal court in Louisiana awarded $1.29 million to a disabled employee forced into retirement by DuPont in 1999. The U.S. Equal Employment Opportunity Commission alleged in the case that DuPont barred the 18-year employee from its work site after forcing her to undergo a painful, five-hour "functional capacity exam" unrelated to her secretarial position. The jury award against DuPont included $1 million in punitive damages. (www.eeoc.gov/press/10-25-04.html)

DuPont has taken a first step by signing on to the United Nations' Global Compact, an initiative to encourage corporations to support basic human rights and environment principles. However, DuPont has not incorporated all of the Global Compact principles in its Mission Statement and Business Conduct Guide. Furthermore, the Global Compact has no enforcement mechanism. We believe an effective enforcement mechanism is the ultimate measure of DuPont's commitment to the Global Compact principles.

In our view, the adoption, implementation and enforcement of a comprehensive policy based on the ILO Declaration would help bolster DuPont's integrity and increase its reputation in the capital markets.

We urge you to vote FOR this resolution.

EXHIBIT B



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

October 26, 2004

Ms. Louise L. Lancaster
Secretary
E.I. Dupont DeNemours & Co.
1007 Market Street
Wilmington, DE 19898

Dear Ms. Lancaster:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO) and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights. Its adoption would benefit the company by helping to ensure that it is not associated with human rights violations in the workplace.

Letters from Citibank and Bank of New York certifying the funds' ownership continually for over a year, of shares of E.I. Dupont DeNemours common stock are enclosed. Each fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.



I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

We would be happy to discuss this initiative with you. Should the Company's board of directors decide to endorse its provision, the funds will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2651.

Very truly yours,



Patrick Doherty

Enclosures

PD:ma

E.I. DUPONT DE NEMOURS & CO.
GLOBAL HUMAN RIGHTS STANDARDS

Whereas, E.I. Dupont De Nemours & Co. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights, and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights ("UN Norms"), which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO Conventions 87 and 98; UN Norms, section D9).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135; UN Norms, section D9)

3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Conventions 100 and 111;UN Norms, section B2).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105; UN Norms, section D5).

5. There shall be no use of child labor. (ILO Convention 138; UN Norms, section D6), and,

Whereas, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights , by its international suppliers and in its own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards.

PD:ma

h:resoworkplstandards

2004 SEC No-Act. LEXIS 111

Securities Exchange Act of 1934 -- Rule 14a-8(i)(11)

January 27, 2004

[*1] ChevronTexaco Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ChevronTexaco Corporation
Incoming letter dated December 30, 2003

The proposal requests that the company prepare and submit to shareholders a report, updated annually, containing the following: (1) ChevronTexaco's policies for political contributions made with corporate funds, political action committees sponsored by ChevronTexaco, and employee political contributions solicited by senior executives of the company; (2) an accounting of ChevronTexaco's political contributions; (3) a business rationale for each of ChevronTexaco's political contributions; and (4) the identity of each person involved in making decisions with respect to ChevronTexaco's political contributions.

There appears to be some basis for your view that ChevronTexaco may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in ChevronTexaco's 2004 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if ChevronTexaco [*2] omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Michael R. McCoy
Attorney-Advisor

INQUIRY-1: PILLSBURY WINTHROP LLP

50 FREMONT STREET
SAN FRANCISCO, CA 94105-2228
415.983.1000
F: 415.983.1200
MAILING ADDRESS:
P. 0. BOX 7880
SAN FRANCISCO, CA 94120-7880

Phone: 415.983.1852
swilliams@pillsburywinthrop.com

December 30, 2003

Via Federal Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Stockholder Proposal Submitted by the Sierra Club for Inclusion in the 2004 Proxy Statement of ChevronTexaco Corporation

Ladies and Gentlemen:

On behalf of our client, ChevronTexaco Corporation, a Delaware corporation (the "Corporation"), we hereby request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") not recommend any enforcement action if the Corporation excludes a proposal (the "Stockholder Proposal") submitted by the Sierra Club (the "Proponent") from the Corporation's Proxy Statement (the "2004 Proxy Statement") that will be distributed in connection with the Corporation's [*3] 2004 Annual Meeting of Stockholders (the "2004 Meeting"). The Corporation intends to omit the Stockholder Proposal from its 2004 Proxy Statement based upon our opinion that the Stockholder Proposal is contrary to Proxy Rule 14a-8(i)(11) (substantially duplicative).

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we are enclosing six copies of each of this letter (plus one to be time-stamped and returned to us) and the exhibits hereto, one of which is the Stockholder Proposal and supporting statement.

Background

On December 11, 2003, the Corporation received a stockholder proposal for the 2004 Meeting from the Central Laborers' Pension, Welfare & Annuity Funds generally requesting that the Corporation report to stockholders with respect to political contributions (the "Initial Proposal"). The Initial Proposal was contained in a letter, dated December 4, 2003, which is attached in its entirety as Exhibit A to this letter.

On December 17, 2003, the Corporation received the Stockholder Proposal which is substantially similar to the Initial Proposal. The Stockholder Proposal was contained in a letter, dated December 15, 2003, which is attached in its entirety [*4] as Exhibit B to this letter.

Specific Grounds for Exclusion

The Stockholder Proposal is properly excludable from the 2004 Proxy Statement under Rule 14a-8(i)(11). Under this rule, a company may exclude a stockholder proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy material for the same meeting." In this regard, the Stockholder Proposal is substantially duplicative of the Initial Proposal and the Corporation intends to include the Initial Proposal in the 2004 Proxy Statement. Therefore, the Stockholder Proposal is excludable from the 2004 Proxy Statement pursuant to Rule 14a-8(i)(11).

Upon comparison, the Stockholder Proposal is substantially similar to the Initial Proposal, which was received by the Corporation six (6) days before it received the Stockholder Proposal. In fact, in our opinion, the Stockholder Proposal and the Initial Proposal are the same in all material respects. Notably:

(i) Each requests the Board of Directors of the Corporation to prepare a report, updated annually, containing policies for political contributions made with corporate funds, including [*5] contributions to political candidates, political parties, political committees, and political entities organized and operating under *26 U.S.C. Sec. 527;* and

(ii) Each requests the Board of Directors of the Corporation to prepare a report, either annually, in the case of the Stockholder Proposal, or semi-annually, in the case of the Initial Proposal, containing (i) an accounting of the Corporation's funds contributed or donated to political candidates, parties, committees, and entities organized and operating under *26 U.S.C. Sec. 527,* (ii) a business rationale for each of the Corporation's political contributions or donations, and (iii) identification of the person or persons in the Corporation who participated in making the decisions to contribute or donate.

Rule 14a-8(i)(11) does not require that a proposal be identical to an earlier submitted proposal for it to be excluded. Rather, the proper test is whether the core issues addressed by the proposals are substantially the same. *Sprint Corporation* (February 1, 2000); *BellSouth Corporation* (January 14, 1999); *Centerior Energy Corporation* (February [*6] 27, 1995). This standard is met in the present case. As discussed above, the Stockholder Proposal is virtually identical to the Initial Proposal. Moreover, they each deal with the same core issue, namely, disclosure by the Corporation relating to its political contributions, both the policies therefore and amounts contributed.

Accordingly, we believe that the requirements for exclusion of the Stockholder Proposal under Rule 14a-8(i)(11) are satisfied and the Corporation intends to omit the Stockholder Proposal from the 2004 Proxy Statement on that basis.

Conclusion

For the above reasons, we, on behalf of the Corporation, hereby respectfully request that the Staff not recommend any enforcement action to the SEC if the Corporation omits the Stockholder Proposal from its 2004 Proxy Statement. Please time-stamp and return a copy of this letter to us in the enclosed pre-addressed, pre-paid envelope. By a copy of this letter, we are also notifying the Proponent of the Corporation's intention to omit the Stockholder Proposal from its proxy materials for the 2004 Meeting. The Proponent is requested to copy the undersigned on any response it may choose to make to the SEC.

If the Staff [*7] is inclined to disagree with our conclusions or our requests or if any additional information is desired in support of the Corporation's position, we would appreciate an opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, please contact me at (415) 983-1852, or in my absence, Terry M. Kee at (415) 983-1724.

Very truly yours,

Stephen D. Williams
per rss

EXHIBIT A

Political Disclosure Resolution

Resolved, that the shareholders of ChevronTexaco Corporation ("Company") hereby request that the Company prepare and submit to the shareholders of the Company:

1. A report, updated annually, disclosing its policies for political contributions (both direct and indirect) made with corporate funds. The reports shall include, but not be limited to, contributions and donations to political candidates, political parties, political committees and other political entities organized and operating under *26 USC Sec. 527*. This Report shall be disclosed to shareholders through the Company's web site or to shareholders in published form.

2. A semi-annual report of political [*8] contributions, disclosing monetary and non-monetary contributions to candidates, parties, political committees and other organizations and individuals described in paragraph 1. This report shall contain the following information:

a. An accounting of the Company's funds contributed or donated to any of the persons' described above;

b. A business rationale for each of the Company's political contributions or donations; and

c. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

Statement of Support: As long-term shareholders of ChevronTexaco Corporation, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

Currently, ChevronTexaco Corporation is not required to disclose political contributions made with corporate funds in any Securities and Exchange Commission (SEC) reports to shareholders. Company executives and lobbyists exercise unbridled discretion over the use of corporate resources for political purposes. In addition, there is no SEC requirement for disclosing [*9] the business rationale for such donations.

The result is that shareholders are unaware of how and why the Company chooses to make corporate contributions and the political ends that are being furthered by the gift of corporate funds. **Company** officials may, in fact, be funding groups and candidates whose agendas are antithetical to the interests of it, its shareholders and its stakeholders.

This is the case with ChevronTexaco Corporation. The Center for Responsive Politics, a campaign finance watchdog organization, reported that the Company donated $1,000,000 in the 2002 election cycle to major party committees and congressional campaign dinners. However, further investigation shows that $75,000 of the Company's money also went to political committees associated with certain political figures. Those committees, in turn, used the Company's money in ways not generally known to the public that could pose reputational problems and legal risks for the Company.

Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives not shared by and may be inimical to the interests of shareholders. There is currently no single [*10] source of information providing disclosure to the Company's shareholders on this issue. That is why we urge your support for this critical governance reform.

EXHIBIT B

SIERRA
CLUB

85 Second Street, Second Floor
San Francisco, CA 94105-3441
TEL: [415] 977-5500
www.sierraclub.org

CHEVRONTEXACO SHAREHOLDER PROPOSAL

FOR CAMPAIGN FINANCE DISCLOSURE REPORT

Resolved:
We hereby request that ChevronTexaco (the "Company") prepare and submit to shareholders of the Company a separate report, updated annually, containing the following information:

a. Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state, and local political candidates, including any foreign candidates, political parties, political committees, elected officials and other political entities organized and operating under *26 U.S.C. Sec. 527;*
b. An accounting of the Company's resources including property and personnel [*11] contributed or donated to any of the persons and organizations described above;
c. A business rationale for each of the Company's political contributions or donations; and
d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

Supporting Statement:

Our company's voluntary contribution of company assets to political campaigns poses grave concerns for shareholders. We believe that the perception that government contracts or weakening of regulations are a reward for campaign contributions is not in the long-term best interests of our company or our country. We believe that reliance on government favor may also prove an uncertain future source of revenue. In addition, a shareholder with one political persuasion may object if her company is found to contribute to the campaign of candidates with dissonant persuasion. At the very least, we believe that investors will be served with full disclosure.

A case in point is the controversial role of energy companies in the formation of energy policy under the current presidential administration. "Several corporations... including Chevron...provided the Secretary of Energy [*12] with detailed energy policy recommendations." http://www.thememoryhole.org/pol/cheney-energy/gao.html "In a February 5, 2002, letter to President George Bush and copied to Energy Secretary Spencer Abraham, Chevron CEO David J. O'Reilly recommends four short-term actions the administration should take to 'eliminate federal barriers to increased energy supplies.' The National Energy Policy Development Group included all of Chevron's recommendations in its report to President Bush on May 1, 2001."
http://www.nrdc.org//media/pressreleases/020521b.asp

The Energy Task Force is not in compliance with the Federal Advisory Commission Act (FACA) and the Freedom of Information Act ("FOIA"), which mandates that documents, Task Force members, meetings, and decision-making activities be open to the public. The White House has refused to make information available not only to the Sierra Club and other non-profits, but also the General Accounting Office. "The extent to which submissions from any of these stakeholders were solicited, influenced policy deliberations or were incorporated into the final report is not something that we can determine based on the limited information at [*13] our disposal," the GAO said. http://stacks.msnbc.com/news/957178.asp?0cy=CB10

The Sierra Club believes full disclosure of our company's political efforts should be shared with investors.

For this reason we urge you to vote **FOR** this proposal.

EXHIBIT A

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS

P.O. BOX 1267
JACKSONVILLE, IL 62651
(217) 245-8521
FAX (217) 245-1293
www.cental-laborers.com

December 4, 2003

Lydia Beebe
Secretary
ChevronTexaco Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Re: Shareholder Proposal

Dear Ms. Beebe:

The Central Laborers' Pension Fund ("Fund") is submitting the attached shareholder proposal to ChevronTexaco Corporation for consideration by the Company's shareholders at its Annual Meeting in 2004. This Proposal is submitted in accordance with Rule 14(a)-8 of the Securities & Exchange Act.

The Central Laborers' Pension Fund is the beneficial owner of more than $2000 worth of shares of ChevronTexaco Corporation stock and has held said shares continuously since 1997. It is our intention to continue holding these shares through the Company's Annual Meeting date in 2004.

A letter from the record holder of these securities confirming our [*14] ownership will be delivered to you under separate cover.

Please contact me should you have any questions regarding this proposal. Thank you.

Sincerely,

Barry McAnarney
Executive Director

EXHIBIT B

SIERRA CLUB

85 Second Street, Second Floor
San Francisco, CA 94105-3441
TEL: [415] 977-5500
www.sierraclub.org

December 15, 2003

Via FedEx

Ms. Lydia I. Beebe
Corporate Secretary
ChevronTexaco Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Ms. Beebe,

Enclosed, please find a shareholder resolution that the Sierra Club hereby submits under the SEC's Rule 14a(8). The Sierra Club has owned the requisite value for the requisite time period; intends to continue ownership of the requisite value through the forthcoming annual meeting in 2004; and stands prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Enclosed, please also find a written statement from Deborah Gaylord, a Service Recovery Specialist at Charles Schwab & Co., our broker, verifying our continuous ownership of the requisite valued ChevronTexaco shares since November 2000.

The Sierra Club hereby requests that our [*15] name and address be included with the proposal in the 2004 proxy materials.

Please contact me, Larry Fahn, Sierra Club President, at 311 California Street, Suite 510, San Francisco, CA 94104, by telephone at (415) 391-3212 or by e-mail at larry.fahn@sierraclub.org, to let me know that you received our proposal.

Sincerely,

Larry Fahn
Sierra Club President

110RJQ

********** Print Completed **********

Time of Request: December 28, 2004 12:16 PM EST

Print Number: 1841:25315669
Number of Lines: 198
Number of Pages: 6

Send To: LEA, LORIANN
DUPONT COMPANY
BARLEY MILL PLAZA
25/1220
WILMINGTON, DE 19880-0025

2004 SEC No-Act. LEXIS 329

Securities Exchange Act of 1934 -- Rule 14a-8(i)(11)

February 19, 2004

[*1] Ford Motor Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 15, 2004

The proposal requests that Ford adopt goals to meet or exceed fuel mileage or greenhouse gas emissions standards contained in recent congressional proposals.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Ford's 2004 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Michael R. McCoy
Attorney-Advisor

INQUIRY-1: ***Ford***

Ford Motor Company
One American Road
P.O. Box 1899
Dearborn, Michigan 48126

January 15, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Green Century Capital Management, Inc.

Ladies [*2] and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 13, 2004.

Green Century Capital Management, Inc., a shareholder of Ford (the "Proponent"), has submitted for inclusion in the 2004 Proxy Materials a proposal, dated and received December 11, 2003, requesting that the Board of Directors adopt goals concerning fuel mileage or greenhouse gas emissions reductions similar to those which would be achieved by meeting or exceeding the highest standards contained in recent congressional proposals (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2004 Proxy Materials for the following [*3] reason:

. The Proposal is excludable under Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the Company's 2004 Proxy Materials.

The Proposal Substantially Duplicates a Proposal to be Included in the Proxy Materials

Rule 14a-8(i)(11) permits a company to exclude a proposal if such proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The Staff has consistently declined to recommend enforcement action against companies that exclude proposals where the principal thrust or focus of such proposals is substantially the same, even though the proposals may differ somewhat in terms and breadth. *See Wal-Mart Stores, Inc.* (April 3, 2002) (multiple proposals requesting substantially the same information on gender discrimination in different formats); *Huntington Bancshares Incorporated* (January 11, 2001) (multiple proposals requesting the engagement of an investment banking firm — one to explore options to maximize shareholder value, including [*4] the sale of the company and the other to evaluate alternatives that could enhance shareholder value, including merger or sale); *Stanhome, Inc.* (January 26, 1998) (multiple proposals calling for the sale of the company, but only one called for a sale to the highest bidder).

The Proposal states that by "taking early action to reduce greenhouse gas emissions and prepare for standards [sic] could better position the company over its peers." The Proponent believes that by adopting goals concerning fuel mileage or greenhouse gas emissions similar to those which would be achieved by meeting the highest standards contained in recent congressional proposals, the Company will be better positioned over its peers.

The Company has received a proposal dated December 4, 2003, and received December 9, 2003, from a shareholder proponent requesting the Company to report on greenhouse gas emissions (see Exhibit 2; the "Greenhouse Proposal"). That proposal requests the Company to submit a report to shareholders on (a) performance data from the years 1994 through 2003 and ten-year projections of estimated total annual greenhouse gas emissions from its products in operation; (b) how the Company will [*5] ensure competitive positioning based on near and long-term regulatory scenarios at the state, regional, national and international levels; and (c) how the Company can significantly reduce greenhouse gas emissions from its fleet of vehicles. Although the terms and the breadth of the two proposals are somewhat different, the principal thrust and focus are substantially the same, namely to encourage the Company to adopt policies that reduce greenhouse gas emissions in order to enhance competitiveness.

Additionally, shareholders will likely be confused when asked to vote on two separate proposals that relate to substantially the same subject matter. Indeed, if the Company were to adopt the Greenhouse Proposal, it would subsume within its scope the Proposal, as the Company would be addressing the issue of the competitiveness of its products within various regulatory scenarios. And, by necessity, such regulatory scenarios would include "recent congressional proposals." Accordingly, if both proposals were included in the Company's Proxy Materials, shareholders would assume there must be substantive differences in two proposals addressing substantially the same subject matter. It is clear, [*6] however, that the only differences between the proposals are their terms and breadth, not their principal thrust or focus.

Ford believes that the underlying policy for Rule 14a-8(i)(11) is to eliminate the likelihood of confusion by shareholders and the Company that would arise from having duplicative proposals in proxy materials. To allow the Proposal and the Greenhouse Proposal to be included in Ford's Proxy Materials would frustrate that policy. Accordingly, because Ford intends to include the Greenhouse Proposal in its Proxy Materials, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(11).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2004 Proxy Materials on the grounds that it violates Rule 14a-8(i)(11) as substantially duplicative of another proposal previously submitted to the Company by another proponent that will be included in the Company's Proxy Materials.

Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2004 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed [*7] of the Company's intention to omit the Proposal from its 2004 Proxy Materials by sending to it a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Exhibit 1

GREEN
CENTURY
FUNDS

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 TEMPLE PLACE, SUITE 200
BOSTON, MA 02111
TEL: 617 482.0800 / FAX: 617 422.0881
info@greencentury.com
www.greencentury.com

December 11, 2003

BY FAX AND OVERNIGHT MAIL

Peter Sherry
Corporate Secretary
Ford Motor Company
One American Road
Dearborn, MI 48126

Dear Mr. Sherry,

In accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Green Century Capital Management (GCCM) is filing the attached resolution asking that Ford Motor Company adopt (as internal corporate policy) goals concerning fuel mileage or greenhouse gas emissions reductions similar to those [*8] which would be achieved by meeting or exceeding the highest standards contained in recent congressional proposals. GCCM has held over $2,000 of Ford common stock for over a year, and we intend to hold these shares through the date of the company's annual meeting. Proof of ownership is enclosed.

Green Century Capital Management administers the Green Century Funds, a family of environmentally responsible mutual funds. The Funds strive to invest in companies whose business it is to protect the environment and companies that have taken steps to minimize their environmental impact. GCCM works with companies to help them identify and address critical environmental problems, especially where such problems pose significant financial risks to the company. We believe that global warming is exactly this type of issue.

Recognizing the growing evidence that global climate change impacts from the burning of fossil fuels will be substantial, the scientific community and many members of Congress have recognized the need to move forward on solutions to climate change. Over the last decade, a variety of initiatives have advanced in Congress to increase fuel efficiency, reduce oil dependence, and [*9] reduce U.S. greenhouse gas emissions. We are pleased that Ford itself has acknowledged the need to develop solutions to this problem, but we would like to see the company take swift actions to demonstrate that it is serious about matching the laudable goals of its rhetoric.

It is widely expected that there will be continuing efforts in the future to pass legislation to achieve these aims. Whether or not such legislation is ever passed, we believe that it is good corporate policy, and in the best interest of the company, its shareholders, and the wider community to adopt policies to meet the objectives underlying these initiatives. We believe that taking early action to reduce greenhouse gas emissions and prepare for increased fuel efficiency standards could better position the company over its peers.

We will be glad to consider withdrawing this resolution if our company establishes a more substantive dialogue on these important financial and environmental issues.

Please contact me at 617-482-0800, or mleone@greencentury.com, if you are interested in discussing our resolution.

Sincerely,

Michael J. Leone
Shareholder Advocate
Green Century Capital Management, Inc.

[*10] **ATTACHMENT**

Fuel Mileage and Greenhouse Gas Policy

WHEREAS:

There is growing evidence that climate change resulting from the burning of fossil fuels will be substantial. The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated that "There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities" (2001).

The National Academy of Sciences supported this finding: "The IPCC's conclusion that most of the observed warming of the last 50 years is likely to have been due to the increase in greenhouse gas concentrations accurately reflects the current thinking of the scientific community on this issue."

Greenhouse gas emissions from automobiles comprise 20 percent of U.S. total emissions, which are 25 percent of world totals. For model year 2000, Ford Motor Company and General Motors bore the two highest carbon burdens of the top six auto makers in the U.S. market. Ford's carbon burden grew 26 percent between 1990 and 2000.

Ford's website states the need to move forward on solutions to climate change: "Ford Motor Company believes that [*11] climate change is a serious environmental issue... Ford Motor Company recognizes that ...though we do not have all the answers, we believe that appropriate actions should be taken now to address this long-term problem." Off-the-shelf automotive technologies such as increased efficiency or alternative fuels hold the promise to reduce greenhouse gas emissions without sacrificing customer utility, affordability, or safety.

Over the last decade a variety of initiatives have advanced in Congress to increase fuel efficiency, including a bipartisan-supported amendment to the 2003 Energy Bill which by 2015 would have increased average fuel efficiency of passenger vehicles (cars, minivans and SUV's) to 40 miles per gallon, and efficiency of light trucks to 27.5 miles per gallon.

Recently, the U.S. Senate also overwhelmingly voted in favor of reducing oil dependence by one million barrels per day by 2013. On climate change itself, in 2003 the Senate advanced a bill sponsored by, among others, Senator McCain (R-AZ), to reduce U.S. greenhouse gas emissions, which was defeated 55-43, despite bipartisan support.

It is widely expected that there will be continuing efforts in the future to [*12] pass legislation to increase fuel efficiency, reduce oil dependence, and reduce greenhouse gas emissions. Whether or not such legislation is ever passed, we believe that it is good corporate policy, and in the best interests of the company, its shareholders, and the wider community to adopt policies to meet the objectives underlying these initiatives. We believe that taking early action to reduce greenhouse gas emissions and prepare for standards could better position the company over its peers.

RESOLVED: That the shareholders request the Board of Directors to adopt (as internal corporate policy) goals concerning fuel mileage or greenhouse gas emissions reductions similar to those which would be achieved by meeting or exceeding the highest standards contained in recent congressional proposals.

Exhibit 2

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

973 579-1732 voice
973 579-9919 fax
tricri@mindspring.com

December 4, 2003

Mr. William C. Ford, Jr.
CEO
Ford Motor Company
One American Road
Dearborn, MI 48121-2798

Dear Mr. Ford:

The Caldwell Dominicans and members of the [*13] Interfaith Center on Corporate Responsibility continue to be happy to work with executives of Ford on a variety of issues. As you know we continue to be critically concerned about climate change and the carbon emissions generated by Ford products. We look forward to the results of the work of Ford's Climate Change/Fuel Economy Strategy Group and look to support our company in the critical initiatives needed to be both environmental and profitable leaders in this industry.

I trust that this attached resolution will both focus our continued negotiations in reducing greenhouse gas emissions and continue to give the Ford Family the opportunity to identify the public policies and incentives needed to enable energy-efficient vehicles to be affordable for customers and profitable for our Company.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of one hundred seventy four (174) shares of Ford Motor Company, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal asking the Board of Directors to report on greenhouse [*14] gas emissions, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

While there will be other shareholders submitting this resolution, I will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly
Corporate Responsibility Representative

ATTACHMENT

Reducing Auto Sector Greenhouse Gas Emissions

Ford Motor Company

Whereas:

Passenger cars and light trucks account for one-fifth of all annual U.S. greenhouse gas emissions linked to global climate change.

As of the model year 2002, the Ford Motor Company passenger vehicle fleet bore the second largest "carbon burden" of automakers in absolute terms. Additionally, the average vehicle sold by our company produces more carbon than the industry average.

Worldwide consensus that greenhouse gas (GHG) emissions need to be reduced continues to grow, with many countries, the European Union, and some U.S. states beginning to limit these carbon emissions, thereby requiring automakers to adopt technologies [*15] that reduce GHG emissions from their products. New fuel-efficiency standards have recently been approved in China, the fastest-growing passenger car market in the world, and are far more stringent than any U.S. standard. Failure by U.S. vehicle manufacturers to adopt technologies to lower GHG emissions may therefore undermine competitive positioning of our products within U.S. markets and exports to climate-conscious economies.

A World Resources Institute report indicates that the ability to reduce GHG emissions from vehicles may be indicative of future profitability. On the upside, concerns about climate change may create substantial new opportunities for proactive firms capable of meeting demand for cleaner, more efficient technologies in the global marketplace.

Vehicles offered by competitors Honda and Toyota emit less carbon because they offer better-than-average fuel economy. Moreover, these companies have been moving quickly to introduce advanced technology vehicles to consumers. Toyota successfully introduced hybrid vehicles three model years ago, and has already moved to the second generation of hybrid technology. Toyota is now poised to sell more cars in the U.S. than [*16] Chevrolet and Ford combined (Associated Press 9/5/03) and has outsold Ford worldwide for the first time in history (USA Today 11/11/03).

Ford is investing heavily in advanced technologies such as hybrids and hydrogen fuel cells and is also planning to bring some advanced technologies and some improved conventional technologies to market in select products. However, Ford has not reported to investors their expectations for reductions in Ford's overall carbon burden or their ability to meet near- and long-term emerging global competitive and regulatory scenarios.

We believe that commercial production of these advanced technologies could invigorate the supply chain and product sales for the domestic auto industry as it transforms from a 20th to 21st century technology base.

Resolved: that the Company report to shareholders (at reasonable cost and omitting proprietary information) by August 2004: (a) performance data from the years 1994 through 2003 and ten-year projections of estimated total annual greenhouse gas emissions from its products in operation; (b) how the company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the [*17] state, regional, national and international levels;

(c) how the Company can significantly reduce greenhouse gas emissions from its fleet of vehicle product (using a 2003 baseline) by 2013 and 2023.

2000 SEC No-Act. LEXIS 137

Securities Exchange Act of 1934 -- Rule 14a-8(i)(11)

February 1, 2000

[*1] Sprint Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 1, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sprint Corporation
Incoming letter dated December 13, 1999

The proposal requests that the board seek shareholder approval for all present and future executive officer change-of-control compensatory arrangements.

There appears to be some basis for your view that Sprint may exclude the National Electrical Benefit Fund proposal under rule 14a-8(i)(11) as substantially duplicative of the previously submitted Speight proposal, which will be included in Sprint's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Sprint omits the National Electrical Benefit Fund proposal from its proxy materials in reliance on that rule.

Sincerely,

Carolyn Sherman
Special Counsel

INQUIRY-1: Sprint

P.O. Box 11315

Kansas City, MO 64112-0315

Voice 913 624 3326

Fax 913 624 8233

December 13, 1999

Rule 14a-8(i)(11)

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Attn: Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies [*2] and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities and Exchange Act of 1934, Sprint Corporation ("Sprint") hereby gives notice of its intention to omit from its proxy statement and form of proxy for its 2000 Annual Meeting of Stockholders (the "2000 Proxy Statement") a proposal (the "Proposal") submitted by the Board of Trustees of the National Electrical Benefit Fund (the "Proponent") by a letter received on November 17, 1999.

It is our belief that the Proposal may properly be omitted from the 2000 Proxy Statement under Rule 14a-8(i), subsection (11). Accordingly, we wish to inform the staff (the "Staff") of the Securities and Exchange Commission (and by a copy of this letter the Proponent) of this intended omission and to explain the reasons for our position. We are enclosing six copies of this letter, with enclosures.

Background. On November 11, 1999, Sprint received a proposal from George Speight (the "First Proposal"). That proposal called for the Sprint board of directors to "adopt a policy against making any future compensation awards to the officers and directors of [Sprint] which are contingent on a change in control of the corporation unless such [*3] compensation awards are submitted to a vote of the shareholders and approved by a majority of the votes cast." The First Proposal is attached as exhibit 1.

On November 17, 1999, Sprint received the Proposal. The Proposal urges Sprint's board of directors "to seek shareholder approval for all present and future executive officer severance pay agreements." The Proposal is attached as exhibit 2.

Rule 14a-8(i)(11). Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it substantially duplicates another proposal previously submitted to a company by another proponent that will be included in the company's proxy materials for the same meeting.

In considering whether proposals are substantially duplicative, the Staff has consistently taken the position that proposals need not be identical in scope to be considered substantially duplicative. Rather, the Staff has considered whether the principal thrust, or focus, of the proposals is the same. If so, the Staff has permitted the omission of proposals that differ somewhat as to terms and scope.

For example, in Pacific Gas & Electric Company (February 1, 1993) a proposal to tie total compensation of the chief executive [*4] officer to the company's performance as measured by ten-year average earnings per share and dividends per share was substantially duplicative of a proposal to tie non-salary compensation of management to four specified performance indicators. See also Pinnacle West Capital Corporation (March 16, 1993) in which a proposal to tie any bonuses to the amount of dividends paid to shareholders was substantially duplicative of a proposal to cease all bonuses until a dividend of at least $1 per share is paid; and American Electric Power Company (December 22, 1993) where a proposal to establish a salary ceiling for executive officers and directors at two times the salary provided to the President of the United States was substantially duplicative of a proposal to limit such compensation to 150% of the salary provided to the President of the United States.

The Proposal is substantially duplicative of the First Proposal. The principal focus of each proposal is for Sprint's shareholders to approve arrangements commonly called "golden parachutes." Both supporting statements focus on the amounts that may be received under these arrangements by certain Sprint executive officers in connection with [*5] Sprint's proposed merger with MCI WorldCom, Inc. The essential subject matter of the proposals is identical and accordingly, the proposals do not set forth materially different issues for consideration and vote by Sprint's stockholders.

Conclusion. Because the Proposal is substantially duplicative of the First Proposal, which will be included in the 2000 Proxy Statement, we believe that Sprint may omit the Proposal under Rule 14a-8(i)(11). We, therefore, hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from Sprint's 2000 Proxy Statement. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of Sprint's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. If you have any questions regarding any aspect of this request, please feel free to call the undersigned, collect, at (913) 624-3326.

Please acknowledge receipt of this letter and its enclosures by stamping the receipt copy of this letter and returning it in the enclosed self-addressed [*6] stamped envelope.

Very truly yours,

Don A. Jensen

Exhibit 1
Page 1 of 2

November 9, 1999

Mr. Don A. Jensen
Vice President and Secretary
Sprint Corporation
2330 Shawnee Mission Parkway
Westwood, Kansas 66205

Dear Mr. Jensen:

Pursuant to my rights under rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations, I hereby submit the enclosed shareholder proposal for inclusion in the Sprint Corporation proxy statement for the 2000 annual meeting.

I am the owner of shares of Sprint Corporation common stock having a market value in excess of $2,000 which have been held for over a year from this date. I intend to hold my Sprint Corporation stock through the date of the 2000 annual meeting of shareholders. I, or a designated representative, will present the proposal for consideration at the annual meeting of shareholders.

Sincerely,

George Speight
3959 Cordiality Church Road
Nashville, North Carolina 27856

Exhibit 1
Page 2 of 2

Shareholder Proposal

Resolved, that Sprint Corporation Board of Directors should adopt a policy against making any future compensation awards to the officers and directors of this Corporation, which are contingent [*7] on a change of control of the corporation, unless such compensation awards are submitted to a vote of the shareholders and approved by a majority of the votes cast.

Statement of Support

Golden parachutes are lucrative compensation awards, which are provided to senior executives and made contingent upon a change of control. In the case of Sprint, a change in control occurs if someone acquires 20% or more of the outstanding voting stock, or if there is a change of a majority of the directors within a two year period.

Golden parachutes have been provided for Messrs. Esrey, Forsee, Krause and LeMay, but none of these golden parachutes have the approval of the shareholders. The amounts to be paid out would be calculated by computing an amount equal to approximately three times the sum of the annual salary, short-term incentive compensation, and long-term incentive compensation, which includes the value of stock option awards.

We believe that these golden parachutes are excessive. In the case of the planned merger with MCI WorldCom, the Wall Street Journal has reported on October 6, 1999, that CEO William Esrey "could walk away with a stunning $690.1 million" if he decides to leave [*8] rather than stay on as chairman of the merged company.

This truly astronomical payout would apparently result from the huge grant of stock options that have been given to Mr. Esrey in the past. On the basis of the information presented in past Sprint proxy statements, it appears that the stock options that were granted to Mr. Esrey in 1997 and 1998 alone are worth approximately $390 million as this is written. This sum will grow to approximately $450 million, at the price MCI WorldCom has agreed to pay for Sprint, if the merger is completed and all the outstanding options vest.

Reflecting on Mr. Esrey's overall compensation package, including his stock option awards, executive compensation consultant Graef Crystal has concluded that "he is grossly overpaid." As he was quoted saying in the Kansas City Star on April 11, 1999, "only 3% of chief executives among the 1,568 public companies I surveyed were more overpaid than he was."

In our view, the grossly excessive nature of the Esrey golden parachute demonstrates the importance of adopting a corporate policy, which would require shareholder approval for any golden parachutes that may be proposed. Please vote for this proposal.
[*9]

Exhibit 2
Page 1 of 2

NEBF Trustees

John M. Grau

Chairman

1125 15th Street, N.W.

Washington, D.C. 20005

NATIONAL ELECTRICAL BENEFIT FUND

November 17, 1999

VIA FAX AND U.S. MAIL

Mr. William T. Esrey
Chairman of the Board & CEO
Sprint Corporation
2330 Shawn Mission Parkway
Westwood, KS 66205

Dear Mr. Esrey:

On behalf of the Board of Trustees of the National Electrical Benefit Fund (NEBF)("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Sprint Corporation's proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2000. The proposal relates to **Golden Parachutes** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 130,000 shares of Sprint Corporation's common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's [*10] beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Edwin D. Hill
Secretary

Exhibit 2
Page 2 of 2

SPRINT

SHAREHOLDER PROPOSAL

REGARDING

"GOLDEN PARACHUTES"

BE IT RESOLVED: That the Shareholders of Sprint ("Company") urge the Board of Directors to seek shareholder approval for all present and future executive officer severance pay agreements.

SUPPORTING STATEMENT

Senior executive severance or termination pay agreements, commonly referred to as "golden parachutes," have contributed to the public and shareholder perception that many senior executive officers of major companies are more concerned with their own personal interests than their broad responsibilities to the company they are empowered to lead. The disdain expressed for those who benefit from these generous compensation plans is particularly high when the compensation awards come in the [*11] context of a corporate change of control that may also result in the dilution of shareholder value.

A recent research report by London-based economic advisor Smithers & Co. recalculated the profits of the 100 largest U.S. companies by adjusting for the value of their executives' stock options. The study found that 11 firms went from profit to loss, and another 13 had their profits cut in half. In addition, the Investor Responsibility Research Center has found the average potential dilution of shareholder value from stock option plans is 9.2% for S&P 500 companies.

Executive Officers Esrey, LeMay, Forsee, and Krause have employment severance contracts that would guarantee them almost$ 1 billion all together. We estimate that Esrey and LeMay would receive at least $470 million and $200 million respectively from their employment contracts. Esrey said in a recent interview that he saw no reason to consider a merger. Specifically, he said, **"If I thought we needed something we didn't have, we would consider going and getting it, or even consider a merger. But I don't know what that is. We are very comfortable where we are."**

According to Sprint's latest proxy filed with the Securities [*12] and Exchange Commission, Esrey's stock options are automatically vested in the event of a change in control of the company. Presently, less than $100 million of his options are vested. Thus, if the merger is approved, Esrey would immediately vest in the rest of his $435 million in options plus receive another $35 million in cash severance and restricted shares.

Is this merger in the best interest of the shareholders or is it in the best interest of Esrey?

We believe Esrey and the rest of the executive officers' golden parachutes are an egregious act of pure greed. What does this mean for the future of our company? It is evident that Esrey and his executive officers are more interested in lining their pockets with gold now, rather than setting the foundation for long-term shareholder growth.

We urge all shareholders to VOTE "FOR" this proposal urging the Board to allow shareholders an opportunity to evaluate the merits of executive officer severance agreements before such generous benefits are granted.

WE URGE YOU TO VOTE FOR THIS PROPOSAL

2001 SEC No-Act. LEXIS 195

Securities Exchange Act of 1934 — Rule 14a-8(i)(11)

January 31, 2001

[*1] Verizon Communications Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 21, 2000

The proposal requests that the board of directors adopt a resolution requiring the nomination of two candidates for each directorship to be filled by the voting of stockholders at annual meetings, and, in addition to customary background information, include a statement from each candidate as to why he or she should be elected in Verizon's proxy statement.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal that will be included in Verizon's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

INQUIRY-1: verizon

1095 Avenue of the Americas

Room 3869

New York, NY 10036

Tel 212 395-6299

Fax 212 575-6386

December 21, 2000

VIA UPS
[*2]
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Verizon Communications Inc.
Commission File No. 1-8606
Rule 14a-8, Shareholder Proposal
of Richard A. Dee

Ladies and Gentlemen:

Verizon Communications Inc. (the "Corporation") received a letter, dated November 17, 2000, from Richard A. Dee (the "Proponent"), attaching a proposal (the "Proposal") and requesting that the Corporation submit the Proposal to the Corporation's 2001 Annual Meeting of Shareholders. The Proposal requests that "the Board of Directors adopt promptly a resolution requiring that the Corporate Governance Committee nominate two candidates for each directorship..." A copy of the Proponent's request and the Proposal are attached hereto as Exhibit A.

On behalf of the Corporation, I hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Corporation's intention to omit the Proposal from the Corporation's Proxy Materials in connection with the 2001 Annual Meeting of Shareholders for the reason hereinafter set forth. In accordance with Rule 14a-8(j) under the Securities Exchange [*3] Act of 1934, as amended (the "1934 Act"), I enclose for filing five additional copies of this letter and the Exhibits hereto.

We have concluded that the Proposal may be properly omitted from the Proxy Materials pursuant to the provisions of Rule 14a-8(i)(11) because it substantially duplicates another proposal submitted to the Company by Bartlett Naylor on October 24, 2000, a copy of which is attached hereto as Exhibit B (the "Naylor Proposal"), which will be included in the Corporation's Proxy Materials.

Under Rule 14a-8(i)(11), a proposal may be omitted "if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the Company's proxy materials for the same meeting." By its terms, the Naylor Proposal requests the Corporation's Board of Directors to nominate and make the required Commission disclosure of at least two candidates per Board position. The Dee Proposal requests that the Board of Directors require its Corporate Governance Committee to nominate two candidates for each directorship and to require an additional statement in the proxy statement as to why each candidate believes he or she should be [*4] elected a Director.

The Staff has consistently taken the position in various letters that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11): USG Corp (January 11, 2000) (proposal requesting that the board of directors redeem the outstanding rights under its shareholder rights agreement and not institute any other form of "poison pill" substantially duplicative of a previously submitted proposal which would require the company to redeem or cancel its existing shareholder rights agreement and prohibit any new such right agreement from becoming effective without shareholder approval.); UAL Corporation (March 11, 1994) (proposal recommending a policy of secret ballot voting substantially duplicative of a proposal recommending a policy of confidential voting that would be suspended in the case of a proxy contest where non-management groups have access to voting results); and Masco Corporation (March 27, 1992)) (proposal requesting that the board amend the bylaws to provide that the board consist of a majority of independent directors substantially duplicative of an earlier proposal which by its terms provided for the adoption of a bylaw that would [*5] require a majority of the directors nominated by the board to be independent).

The test is whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth. See, e.g., Pinnacle West Capital Corporation (March 16, 1993) (proposal to tie any bonuses to the amount of dividends paid to shareholders substantially duplicative of a proposal to terminate all bonuses until a dividend of a least $1.00 per share is paid). The core issue addressed by both the Proposal and the Naylor Proposal is the Corporation's slate of Director nominees. Both proposals seek to provide the shareholders with two candidates for each Board position. The Proposals are, therefore, substantially duplicative.

We believe that the purpose of Rule 14a-8(i)(11) is to prevent proponents from clogging up management's proxy materials with several versions of essentially the same proposal and to avoid shareholder confusion. To allow these substantially duplicative proposals to be included in the Proxy Materials would eviscerate, and frustrate the policy behind, Rule 14a-8(i)(11).

For the above reason, it is my opinion that the Proposal [*6] may properly be omitted from the Proxy Materials for the Corporation's 2001 Annual Meeting of Shareholders. I respectfully request your confirmation that the Commission Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Proxy Materials for the Corporation's 2001 Annual Meeting of Shareholders. I am informing the Proponent of the corporation's intention to omit the Proposal by sending the Proponent a copy of this letter with the Exhibits hereto.

Kindly acknowledge receipt of the letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (212) 395-6299

Very truly yours,

Darlene D. Kleiner
Assistant General Counsel

EXHIBIT A

RICHARD A. DEE

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

November 17, 2000

By Fax To (212) 302-8320

Ms. Marianne Drost
Secretary
Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036

Re: Stockholder Proposal - Verizon Communications Inc. - 2001 Proxy Statement

Dear Ms. Drost:

Enclosed please find my Stockholder [*7] Proposal to be included in the Verizon Communications Proxy Statement for the 2001 Annual Meeting of Stockholders. The Proposal is being submitted in accordance with applicable provisions of Rule 14a-8 [17 CFR 240.14a.8] under the Securities Exchange Act of 1934, as amended.

The Proposal is being submitted as it is to appear in the Proxy Statement; the order, the paragraphing, type characteristics (uses of bold and italic), and underlines.

The Proposal is nearly identical to a Proposal voted upon by the stockholders of Bell Atlantic and NYNEX in 1995.

I own of record 864 shares of the company's stock. The shares have been owned for a period in excess of one year, and I shall continue to own the requisite shares through the date of the Annual Meeting.

Please acknowledge receipt of the Proposal at your earliest convenience.

Sincerely,

Richard A. Dee

ATTACHMENT 1

Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other [*8] required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

Supporting statement:

Although our company's board appreciates the importance of qualified people overseeing management, we believe that the process for electing directors can be improved.

Our company currently nominates for election only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or poses other [*9] problems. As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory. Even directors of near bankrupt companies enjoy re-election with 9O%+ pluralities. The "real" selection comes through the nominating committee, a process too often influenced, if not controlled, by the very management the board is expected to scrutinize critically.

Our company should offer a rational choice when shareholders elect directors. Such a process could abate the problem of a chair "choosing" his own board, that is, selecting those directors he expects will reflexively support his initiatives, and shedding those who may sometimes dissent. Such a process could create healthy and more rigorous shareholder evaluation about which specific nominees are best qualified.

Would such a process lead to board discontinuity? Perhaps, but only with shareholder approval. Presumably an incumbent would be defeated only because shareholders considered the alternative a superior choice. Would such a procedure discourage some candidates? Surely our board should not be made of those intolerant of competition. Would such [*10] a procedure be "awkward" for management when it recruits candidates? Hopefully so. (Management could print a nominee's name advanced by an independent shareholder to limit such embarrassment.). The point is to remove the "final" decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

We urge you to vote FOR this proposal.

ATTACHMENT 2

RICHARD A. DEE

Stockholder Proposal - 2001 Proxy Statement

VERIZON COMMUNICATiONS INC.

Submitted November 17, 2000

"Stockholders of publicly-owned corporations do not 'elect' directors. Directors are 'selected' by incumbent directors and managements - stockholders merely 'ratify' or approve director selections much as they ratify selections of auditors.

"The term 'Election of Directors' is misused in corporate proxy materials to refer to the process by which directors are empowered. The term is inappropriate - and it is misleading. With no choice of candidates, there is no election.

"Incumbent directors are anxious to protect their absolute power over corporate activities. The root of that power is control of Corporate Governance - which is assured by control of board composition. [*11] Unfortunately, the 'Elective process rights' of stockholders are being ignored.

"Approval of this Corporate Governance proposal will provide Verizon Communications stockholders with a choice of director candidates - an opportunity to vote for those whose qualifications and views they favor. And appproval will provide stockholders with 'duly elected' representatives.

"In a democracy, those who govern are duly elected by those whom they represent - and they are accountable to those who elect them. Continuing in public office requires satisfying constituents not just nominators. Corporate directors, who often divide their time between many masters, take office unopposed - and answer only to fellow directors.

"It is hereby requested that the Board of Directors adopt promptly a resolution requiring that the Corporate Governance Committee nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected.

"As long as incumbents are permitted to select and to propose only the number [*12] of so-called "candidates" as there are directorships to be filled - and as long as it is impossible, realistically, for stockholders to utilize successfully what is supposed to be their right to nominate and elect directors - there will be no practical means for stockholders to bring about director turnover - until this or a similar proposal is adopted. Turnover reduces the possibility of inbreeding and provides sources of new ideas, viewpoints, and approaches.

"The 'pool' from which corporate directors are selected must be expanded from the current preponderance of chairmen and Ceos to include younger executives, including many more women whose particular backgrounds qualify them well to oversee the companies business and to represent shareholder interests properly.

"Although Delaware law provides for director nominees to be selected by incumbents, approval of this proposal will enable Verizon Communications stockholders to replace any or all directors if they become dissatisfied with them - or with the results of corporate policies and/or performance. Not a happy prospect even for those able to nominate their possible successors!

"The benefits that will accrue to Verizon Communications [*13] stockholders by having Directors that have been democratically-elected, and who are willing to have their respective qualifications reviewed and considered carefully by stockholders far outweigh arguments raised by those accustomed to being "selected" - and who are determined to maintain their absolute power over the Corporate Governance process.

"Please vote FOR this proposal"

EXHIBIT B

Bartnaylor@aol.com on 10/24/2000 09:28:16 AM

To: kevin.r.tarrant@verizon.com

Subject shareholder resolution

Verizon

Corporate Secretary

Dear Secretary

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule (by email from a record holder); intend to continue ownership of the requisite value through the forthcoming annual meeting in 2001; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail (1255 N. Buchanan, Arlington, Va. 22205) or email (bartnaylor@aol.com).

Your consideration is appreciated.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 9, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: E. I. du Pont de Nemours and Company
Incoming letter dated December 30, 2004

The proposal urges the board of directors to adopt and implement an enforceable company-wide human rights policy based upon the International Labor Organization's conventions, including the principles set forth in the proposal, and prepare a report concerning implementation of the policy.

There appears to be some basis for your view that DuPont may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in DuPont's 2005 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if DuPont omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Sara D. Kalin
Attorney-Advisor